5001 Baum Blvd, Suite 770

Pittsburgh, Pennsylvania 15213

May 24, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:                   Wizzard Software Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 11, 2012

File No. 001-33935

Dear Maryse Mills-Apenteng:

In response to your letter of May 18, 2012, we have provided our response to your comments as detailed below.

Summary Term Sheet, Page 1

1.

It appears that the summary term sheet should be significantly expanded to include a materially complete summary of the most material terms of the proposed transaction.  Note that each bulleted item should cross-reference a more detailed discussion in the Information Statement.  Refer to Item 1001 of Regualtion M-A, applicable to your via Item 14 of Schedule 14A.  Material terms of the transaction not referenced in the summary term sheet include, without limitation:

•

A description of the business being acquired, including its VIE structure, PRC operations and related risks;

•

The contingent spin-off of Interim healthcare;

•

The anticipated change in control if the proposal is approved; and

•

The dilutive effect of the transaction on current stockholders with a cross-reference to a more detailed discussion elsewhere.

We have revised our proxy statement to include the required disclosure meeting the requirements of Item 1001 of Regulation M-A and Item 14 of Schedule 14A, including the cross-reference to the more detailed disclosure contained in other section of the proxy statement.

Proposal No. 3 – Approval of the Share Exchange Agreement…, page 19

2.

Please expand the section describing the background to the transaction to include information on how you were introduced to the three Chinese companies to which you refer and how and why you selected the FAB companies from among them.  In addition, the background section should describe the material elements of the negotiations including how you arrived at the final terms of the transaction.  Material other offers and counter offers should be discussed in this respect.  In this regard, it appears that you should provide

Ms. Maryse Mills-Apenteng

May 24, 2012

more detailed disclosure regarding how the terms of the deal were structured between May 24, 2011 when negotiations began and August 9th, 2011 when the parties entered into the binding Memorandum of Understanding.  Please also include and appropriate sub heading for this sections describing the negotiations.

We have revised our proxy statement to include a more detailed discussion of the material elements of the negotiations in arriving at the final terms of the transaction.  Please see the disclosure under the new heading “Initial Transaction Timeline.”

3.

We note that you have filed as exhibits the VIE agreement.  Please include a materially complete discussion of the material terms of the VIE agreement in an appropriate location of the business description of the FAB companies.

We have revised our proxy statement to include a materially complete description of the VIE agreement in the business description section of the FAB companies.

Government Regulations, page 23

4.

Please revise this section to include a materially complete discussion of the regulatory environment in which FAB operates.

We have revised our proxy to reflect a materially complete discussion of the regulatory environment in which FAB operates.

Competitive Strengths, page 26

5.

Please provide support for the following statements:

•

“FAB is the largest distributor in China’s digital entertainment products retail market in terms of sales revenue and operation scope.”

•

“[FAB has} two of the largest flagship stores in China….”

•

“…[FAB] flagship stores have been chosen to be the number one choice in China to have celebrity/fan signing events.”

The competitive strengths have been modified to remove the above-referenced claims about the FAB companies.

Proposal No. 5 – Election of Two Additional Directors per the Terms of the Share Exchange Agreement Subject to Approval of Proposal No. 3 of this Proxy Statement, page 64

6.

It does not appear that you have provided information responsive to Item 8 of Schedule 14A with respect to the two additional directors, please revise or advise.

We have added the following statement under Proposal 5 of the proxy statement: “As these individuals have not yet served as a member of the board of directors, there is no information to disclose regarding compensation and compensation committee interlocks.  The new directors will be eligible to participate in the compensation plans and stock option plan to the same extent as the current directors.”

Ms. Maryse Mills-Apenteng

May 24, 2012

FAB Audited Financial Statements

Per your phone conversation on May 21st with Branden Burningham, you provided the following verbal comments:

•

The audit report does not reflect the city and state where the report was issued;

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The 2010 financials are labeled “restated” but there is no footnote that clarifies what the restatement relates to, and;

•

The audit opinion should refer to the footnote clarifying what the restatement relates to.

The city and state were added to the report.   Since the 2010 consolidated financial statements of the Company did not appear in any previous filing with the SEC, it is not necessary to indicate that the 2010 consolidated financial statements were restated, and references to a restatement have been removed.  As the financial statements do not reflect a restatement, the auditors’ opinion does not require an emphasis paragraph.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer